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SEC Mail Processing Section FEB 27 2017 Washington DC 416

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-69556

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Olden Lane Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Forrestal Road Suite 3B
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michel S. Serieyssol (609) 436-9595
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

171 N. Clark Street Suite 200 (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

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aKB

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michel S. Serieyssol, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Olden Lane Securities LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me 2/13/17

Amir Ahmad
Notary Public
New Jersey
My Commission Expires 6-14-2021
No. 50040103

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)
Index
December 31, 2016

Page(s)

GrantThornton

Grant Thornton LLP
Grant Thornton Tower
171 N. Clark Street, Suite 200
Chicago, IL 60601-3370

T +1 312 856 0200
F +1 312 565 4719
grantthornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Olden Lane Securities LLC

We have audited the accompanying statement of financial condition of Olden Lane Securities LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Olden Lane Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 24, 2017

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 169,570
Due from clearing broker	172,701
Other assets	22,218
Total assets	$ 364,489
Member's Equity	
Liabilities - accrued expenses	$ 4
Member's equity	364,485
Total member's equity	$ 364,489

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Olden Lane Securities LLC (the "Company"), a wholly-owned subsidiary of Olden Lane LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of sponsoring Unit Investment Trusts ("UITs"), retailing mutual funds and UITs, and selling corporate debt securities and private placement of securities.

2. Summary of Significant Accounting Policies

Use of Estimates

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Due from Clearing Broker

The Company is required to maintain a minimum clearing deposit of $50,000 with its clearing broker, RBC Capital Markets, LLC. The amount owed by the clearing broker represents a concentration of credit risk.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent whereby the Parent is to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs are allocated based on the Expense Sharing Agreement between the two companies. The Company is under no obligation to pay the Parent for such services. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer.

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $342,267 which exceeded the required net capital by $242,267.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not handle cash or securities on behalf of customers.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date these financial statements were issued. No events were noted which would require disclosure in the footnotes to the financial statements